Trust I

Item 77I-
The following classes were created during the period covered by the N-SAR:
Class C and Select Class shares for JPMorgan Market Neutral Fund. These classes are described in the prospectuses for the Class C and Select Class shares (SEC Accession No. 0001145443-09-002181) .